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                    June 8, 2022

       Zine Mazouzi
       Chief Financial Officer
       Steven Madden, Ltd.
       52-16 Barnett Avenue
       Long Island City, NY 11104

                                                        Re: Steven Madden, Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-23702

       Dear Mr. Mazouzi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing